Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of LightBeam Electric Company on Form S-1 of our report dated April 13, 2015 related to the combined financial statements of Constantine Wind Energy (CWE) North Limited, CWE Northwind 2 Limited, CWE Endurance Limited, CWE DS Limited, and CWE WH Limited and its wholly owned subsidiaries (collectively, the Constantine Wind Energy Portfolio) as of and for the years ended December 31, 2014 and 2013 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to substantial doubt over going concern, as described in Note 2), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ DELOITTE LLP

London, England

April 13, 2015